FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of October


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





Media
Information

                               22 October 2004
                          Barca Power Project update


On 27 May 2003 BG Group and the Tunisian Government entered into a Memorandum of Understanding (MoU) for the development of a 500 megawatt (MW) CCGT power plant.

Discussions on this project have not yet been concluded. BG Group does not therefore expect the Barca project to contribute to its 2006 power target as originally planned. As a result, BG Group is today revising its 2006 power target to 2.8 gigawatts (GW) from 3.3 (GW), a reduction of 500MW. This will not have a material impact on BG Group's earnings or cash flow and all other 2006 targets remain unchanged.

BG Group continues to believe that the Barca power plant is an economic project, which uses untreated gas to meet Tunisia's recognised power needs. The Company will continue to work with the Tunisian Government to develop the Barca proposal and other opportunities for using gas from its reserves to meet the country's energy requirements.

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.


Notes to Editors:

In Tunisia, BG operates the Miskar gas field, 125 kilometres offshore in the Gulf of Gabes, and holds a 100 per cent interest in the Miskar production concession. Gas is processed at the Hannibal plant and supplied, under a long term contract, to

Societe Tunisienne de l'Electricite et du Gaz (STEG), Tunisia's state electricity and gas company. With the Enterprise Tunisienne d'Activites Petrolieres (ETAP), BG is involved in two offshore permits - Amilcar and Ulysse, both of which are operated by BG. The partners have appraised the Hasdrubal gas/ condensate field in the Amilcar permit and work is continuing to define an optimum development plan.
BG Group plc works across the spectrum of the gas chain. Active on five continents in some 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. BG is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it operates the Blake and Armada fields, as well as fields in the Easington Catchment Area. The company's core geographical areas are North West Europe, Egypt, South America, Kazakhstan, India and Trinidad & Tobago.


Enquiries:

Communications                +44 (0) 118 929 3717

Out of hours media pager:     +44 (0) 7659 150428

Investor Relations            +44 (0) 118 929 3025

Website: www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 22 October 2004                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary